UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Calumet Specialty Products Partners, L.P.
(Name of Issuer)
Common Units Representing Limited Partner Interests
(Title of Class of Securities)
131476103
(CUSIP Number)
Janet Krampe Grube
2780 Waterfront Pkwy. E. Dr.,
Suite 200, Indianapolis, IN 46214
317-328-5660
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 17, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	131476103

1	NAMES OF REPORTING PERSONS Janet Krampe Grube

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐ N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		404,969 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		404,969 (1)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

404,969 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.82%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Janet Krampe Grube directly owns 11,660 Common Units and may be deemed to beneficially own an additional 393,309 Common Units in her role as sole trustee of the Janet Krampe Grube grantor retained annuity trust dated January 31, 2002 (“Grube Trust I”) and the Janet Krampe Grube grantor retained annuity trust dated March 18, 2004 (“Grube Trust II”). Janet Krampe Grube directly owns 26,445 subordinated units and may be deemed to beneficially own an additional 2,649,728 subordinated units in her role as sole trustee of the Grube Trust I and the Grube Trust II, which subordinated units may be converted into Common Units on a one-for-one basis upon the termination of the subordination period under certain circumstances, but in no event before December 31, 2010, as set forth in the First Amended and Restated Limited Partnership Agreement of Calumet Specialty Products Partners, L.P., as further amended to date (the “Partnership Agreement”), which is incorporated herein by reference.

CUSIP No.	131476103

1	NAMES OF REPORTING PERSONS Janet Krampe Grube grantor retained annuity trust dated January 31, 2002

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐ N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Indiana

	7	SOLE VOTING POWER

NUMBER OF		245,456 (1) (2)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		245,456 (1) (2)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

245,456 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.10%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Janet Krampe Grube is the sole trustee of the Janet Krampe Grube grantor retained annuity trust dated January 31, 2002 (“Grube Trust I”).
(2) Grube Trust I also owns 2,314,396 subordinated units, which may be converted into Common Units on a one-for-one basis upon the termination of the subordination period under certain circumstances, but in no event before December 31, 2010, as set forth in the Partnership Agreement, which is incorporated herein by reference.

CUSIP No.	131476103

1	NAMES OF REPORTING PERSONS Janet Krampe Grube grantor retained annuity trust dated March 18, 2004

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐ N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Indiana

	7	SOLE VOTING POWER

NUMBER OF		147,853 (1) (2)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		147,853 (1) (2)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

147,853 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.67%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Janet Krampe Grube is the sole trustee of the Janet Krampe Grube grantor retained annuity trust dated March 18, 2004 (“Grube Trust II”).
(2) Grube Trust II also owns 335,332 subordinated units, which may be converted into Common Units on a one-for-one basis upon the termination of the subordination period under certain circumstances, but in no event before December 31, 2010, as set forth in the Partnership Agreement, which is incorporated herein by reference.

EXPLANATORY NOTE
This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements certain portions of the Schedule 13D that was jointly filed with the Securities and Exchange Commission on May 14, 2008 (File No. 005-81723) (the “Schedule 13D”) by Janet Krampe Grube, an individual (“Janet Krampe Grube”), Janet Krampe Grube grantor retained annuity trust dated January 31, 2002, an Indiana trust for which Janet Krampe Grube acts as sole trustee (“Grube Trust I”), and Janet Krampe Grube grantor retained annuity trust dated March 18, 2004, an Indiana trust for which Janet Krampe Grube acts as sole trustee (“Grube Trust II”) (each of Janet Krampe Grube, Grube Trust I and Grube Trust II are hereinafter referred to individually as a “Reporting Person” and collectively as the “Reporting Persons”), with respect to the Common Units Representing Limited Partner Interests (“Common Units”) of Calumet Specialty Products Partners, L.P. (the “Issuer”), a Delaware limited partnership. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. From and after the date hereof, all references in the Schedule 13D to the Schedule 13D or terms of similar import shall be deemed to refer to the Schedule 13D as amended and supplemented hereby.
Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Schedule 13D.
Item 1. Security and Issuer
Item 1 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:
(a) The class of equity securities to which this Schedule 13D (this “Schedule”) relates is the Common Units of the Issuer, which Issuer has its principal executive office at 2780 Waterfront Pkwy E. Drive, Suite 200, Indianapolis, Indiana 46214. In addition, Janet Krampe Grube, Grube Trust I and Grube Trust II each beneficially own subordinated units (“Subordinated Units”), which are convertible into Common Units on a one-for-one basis at the end of the subordination period dependent on financial tests, but in no event before December 31, 2010, as set forth in the First Amended and Restated Limited Partnership Agreement of Calumet Specialty Products Partners, L.P., as further amended to date (the “Partnership Agreement”), which is incorporated herein by reference.
Item 3. Source and Amount of Funds or Other Consideration
The last sentence of Item 3 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:
Subject to the satisfaction of certain conditions, the Subordinated Units are convertible into Common Units on a one-for-one basis at the end of the subordination period dependent on financial tests, but in no event before December 31, 2010, as set forth in the Partnership Agreement, which is incorporated herein by reference.
Item 5. Interest in Securities of the Issuer
Each of paragraphs (a), (c) and (e) of Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:
(a)	According to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 5, 2010, there were 22,213,778 Common Units of the Issuer outstanding and 13,066,000 Subordinated Units of the Issuer outstanding as of August 4, 2010. In her individual capacity, Janet Krampe Grube beneficially owns 11,660 Common Units, representing approximately 0.05% of the outstanding Common Units, and 26,445 Subordinated Units, representing approximately 0.20% of the outstanding Subordinated Units. Grube Trust I beneficially owns 245,456 Common Units, representing approximately 1.10% of the outstanding Common Units, and 2,314,396 Subordinated Units, representing approximately 17.71% of the outstanding Subordinated Units. Grube Trust II beneficially owns 147,853 Common Units, representing approximately 0.67% of the outstanding Common Units, and 335,332 Subordinated Units, representing approximately 2.57% of the outstanding Subordinated Units. Individually and in her role as sole trustee of Grube Trust I and Grube Trust II, Janet Krampe Grube may be deemed to beneficially own a total of 404,969 Common Units, representing approximately 1.82% of the outstanding Common Units, and 2,676,173 Subordinated Units, representing approximately 20.48% of the outstanding Subordinated Units.

(c)	On August 17, 2010, Grube Trust I entered into a Sale and Purchase Agreement (the “Sale and Purchase Agreement”) with AEG Associates II LLC, an Indiana Domestic Limited Liability Company (“AEG II”), pursuant to which AEG II purchased 775,000 of the Common Units held by Grube Trust I (the “Acquisition”). The closing of the Acquisition took place concurrently with the execution of the Sale and Purchase Agreement in Indianapolis, Indiana. The purchase price under the Sale and Purchase Agreement for the 775,000 Common Units is $13,678,750, or $17.65 per Common Unit. The purchase price per Common Unit was determined using the average between the highest trading price per Common Unit on August 17, 2010 of $17.85 and the lowest trading price per Common Unit on August 17, 2010 of $17.45.

Except for the Acquisition, none of Janet Krampe Grube, Grube Trust I or Grube Trust II have effected any transactions in the Common Units during the past 60 days.

(e)	On August 17, 2010, each of Janet Krampe Grube and Grube Trust I ceased to be the beneficial owner of more than five percent of the Common Units of the Issuer.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The last paragraph of Item 6 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:
The Partnership Agreement, which is incorporated herein by reference, contains various provisions with respect to the Common Units and the Subordinated Units governing, among other matters, the conversion of the Subordinated Units, distributions, transfers and allocation of profits and losses to the partners.
Item 7. Material to be Filed as Exhibits
Item 7 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:
A.	First Amended and Restated Limited Partnership Agreement of Calumet Specialty Products Partners, L.P. (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 13, 2006 (File No. 000-51734)).

B.	Amendment No. 1 to First Amended and Restated Agreement of Limited Partnership of Calumet Specialty Products Partners, L.P. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 11, 2006 (File No 000-51734)).

C.	Amendment No. 2 to First Amended and Restated Agreement of Limited Partnership of Calumet Specialty Products Partners, L.P. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on April 18, 2008 (File No 000-51734)).

D.	Joint Filing Agreement (filed herewith).

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 19, 2010

JANET KRAMPE GRUBE GRANTOR RETAINED ANNUITY TRUST DATED JANUARY 31, 2002
By:	/s/ Janet Krampe Grube
	Name:	Janet Krampe Grube
	Title:	Trustee

JANET KRAMPE GRUBE GRANTOR RETAINED ANNUITY TRUST DATED MARCH 18, 2004
By:	/s/ Janet Krampe Grube
	Name:	Janet Krampe Grube
	Title:	Trustee

JANET KRAMPE GRUBE
/s/ Janet Krampe Grube

EXHIBIT INDEX

A.	First Amended and Restated Limited Partnership Agreement of Calumet Specialty Products Partners, L.P. (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 13, 2006 (File No. 000-51734)).

B.	Amendment No. 1 to First Amended and Restated Agreement of Limited Partnership of Calumet Specialty Products Partners, L.P. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 11, 2006 (File No 000-51734)).

C.	Amendment No. 2 to First Amended and Restated Agreement of Limited Partnership of Calumet Specialty Products Partners, L.P. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on April 18, 2008 (File No 000-51734)).

D.	Joint Filing Agreement (filed herewith).